

December 22, 2020

Richard A. Gonzalez,
Chairman of the Board and Chief Executive Officer
AbbVie Inc.
1 North Waukegan Road
North Chicago, IL 60064-6400

> **Re: AbbVie Inc.**
> **Form 10-K for the fiscal year ended December 31, 2019**
> **Filed February 21, 2020**
> **File No. 001-35565**

Dear Mr. Gonzalez,:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2019

Item 11. Executive Compensation, page 95

1. We note your disclosure regarding the company's stock repurchase programs on page 76 of the Form 10-K and your use of non-GAAP measures in your financial goals for the 2019 fiscal year, as disclosed in your Schedule 14A filed March 23, 2020. Please tell us the impact of stock repurchases, if any, on levels of executive compensation and confirm that you will discuss the impact in future filings.

2. We note that your incentive compensation programs use non-GAAP measures including non-GAAP income before taxes, adjusted diluted earnings per share, non-GAAP operating margins and return on assets. Additionally, we note that Appendix B does not include a reconciliation on non-GAAP Income before taxes and other reconciliations include the line item "Adjusted for specific items" without identifying the items or the specific amounts. Please explain the basis for your omission of this information and confirm you will provide it in future filings.

Exhibits

3.   We note that the forum selection provision included in Article X of your Amended and Restated Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "any derivative action or proceeding brought on behalf of the Corporation." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences